UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)














1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			651,957
Beneficially
Owned By Each	8	Shared Voting		136,528
Reporting Person
With			9	Sole Dispositive		651,957

			10	Shared Dispositive	136,528

11	Aggregate Amount Beneficially Owned		810,894


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 28.25 %


14	Type of Reporting Person 			IN






















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			6,600
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		6,600

			10 	Shared Dispositive

11	Aggregate Amount Beneficially Owned		6,600


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 0.23 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			128,270
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		128,270

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		128,270


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 4.47 %


14	Type of Reporting Person			CO





















1	Name of Reporting Person	Tamra F. Gould


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			IN






















1	Name of Reporting Person	Gould Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member group			a)  / /
						b) /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO























1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11  .04 %


14	Type of Reporting Person			PN






















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.01 %


14	Type of Reporting Person			BD




















There are no changes to the Schedule 13D, as amended except as set forth in this sixth amendment.

Item 3	Source and Amount of Funds or Other Consideration

Howard Amster, in his individual retirement account purchased 562,118 shares of common stock of Horizon
Group Properties, Inc. with personal funds without borrowing. The total consideration for the purchase on this amendment is $ 2,901,019.00 bringing Mr. Amster's total investment to $ 3,233,266.45. (additionally Mr.
Amster purchased 440,700 common units in Horizon Group
Properties, L.P. from his funds for $ 2,274,421.)

Item 4	Purpose of Transaction

This 13D amendment number six is filed because Howard Amster on July 30, 2002 purchased from Prime Group, Inc. and its various affiliates all of their Horizon Group Properties, Inc. common shares and common units of Horizon Group Properties, L.P. pursuant to an agreement dated June 18, 2002. The aggregate purchase price was $ 5.0 million for 528,118 common shares and 440,700 common units. (approximately $ 5.16 per share/unit) Each partnership unit is convertible into one share of common stock of Horizon Group Properties, Inc., subject to a stock ownership limitation which restricts Howard Amster from purchasing more than 29.9 % of the outstanding shares of Horizon Group Properties, Inc.

Simultaneously, on July 30, 2002, Mr. Amster purchased
34,000 common shares of Horizon Group Properties, Inc.
at a purchase price of $ 5.16 per share from Robert M.
Schwartzberg pursuant to an agreement dated June 28, 2002.

The shares transferred were effected through brokerage transactions and the partnership units were transferred directly. Upon completion of the transaction with Prime Group, Inc. and its affiliates, Michael W. Reschke resigned from the Board of Directors of Horizon Group Properties, Inc.

Item 5	Interest in Securities of the Issuer

(a)(b)	The aggregate amount of common stock owned
by the Reporting Persons is 846,034 shares or 29.47 % of the outstanding shares.

Howard Amster and his Individual Retirement Accounts own
651,957 shares or 22.71 % of the outstanding shares.
(including the purchase of 562,118 shares on July 30,2002)

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust owns 6,600 shares or 0.23 % of the outstanding shares.





Amster Limited Partnership owns 574 shares or 0.02 % of the outstanding shares.

Amster Trading Company owns 128,270 shares or
4.47 % of the outstanding shares.

Gould Trading Company owns 28,540 shares or
0.99 % of the outstanding shares.

Pleasant Lake Apts. Corp. owns 35 shares or
0.0 % of the outstanding shares.

Pleasant Lake Apts. Limited Partnership owns
1,049 shares or 0.04 % of the outstanding shares.

Ramat Securities Ltd. owns 29,009 shares or
1.01 % of the outstanding shares.



(c)

Identity		Date		Shares	Price
Howard Amster	7/30/02	528,118	5.16
Individual
Retirement Account

Howard Amster	7/30/02	440,700*	5.16
* common units in Horizon
Group Properties, L.P.

Trade executed as a private purchase from Prime Group, Inc.
and its various affiliates.



Howard Amster	7/30/02	 34,000	5.16
Individual
Retirement Account

Trade executed as a private purchase from Robert M. Schwartzberg.












Signature.	After reasonable inquiry and to the best of our
knowledge and belief, we certify the information set forth in this statement is true, complete and correct.


Date	July 31, 2002



Howard Amster


Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust
By:	 Howard Amster
Title: Trustee


Amster Limited Partnership
By:	 Howard Amster
Title: General Partner



Amster Trading Company
By:	 Howard Amster
Title: President


Tamra F. Gould



Gould Trading Company
By:	 Tamra F. Gould
Title: President



Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President



Pleasant Lake Apts. Limited Partnership
By:	 Howard Amster
Title: Pleasant Lake Apts. Corp



Ramat Securities Ltd.
By:	 David Zlatin
Title: Principal